FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐          No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated August 6, 2009;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2009; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2009.

August 6, 2009
For immediate release
Quebecor Inc. Reports Consolidated Results for Second Quarter 2009
Montréal, Québec — Quebecor Inc. (“Quebecor”) today reported its consolidated financial results for the second quarter of 2009. Quebecor consolidates the financial results of its Quebecor Media Inc. subsidiary (“Quebecor Media”), in which it holds a 54.7% interest.
Quebecor Media has renamed two of its business segments to better reflect its comprehensive product line: the Cable segment has become the Telecommunications segment and the Newspapers segment has become the News Media segment.
Highlights since end of first quarter 2009
•	Quebecor records revenues of $939.4 million, down $2.9 million (-0.3%) from second quarter 2008.

•	Operating income[1]: up $39.0 million (14.1%) to $315.9 million.

•	Net income: $76.8 million ($1.19 per basic share), up $19.3 million (33.6%) from $57.5 million ($0.90 per basic share) in the same period of 2008.

•	Adjusted income from continuing operating activities[2]: $56.3 million in second quarter 2009 ($0.88 per basic share), up $14.8 million ($0.23 per basic share), or 35.7%, from $41.5 million ($0.65 per basic share) in the same period of 2008.

•	Telecommunications segment: operating income up $50.5 million (27.7%). Customer growth in second quarter 2009: +43,900 for cable telephone service, +20,600 for cable Internet access, +3,400 for cable television service (including 27,100 customer increase for illico Digital TV), +5,500 activated phones for wireless telephone service.

•	Roaming agreements with wireless providers Rogers Communications Inc. (“Rogers”) and T-Mobile USA, Inc.: Videotron Ltd. (“Videotron”) will be able to serve future customers for its Advanced Wireless Services (“AWS”) in Canada and in the United States.

•	Tower-sharing agreements with Rogers and Bell Mobility in Québec and in the Ottawa area: Videotron will be able to build network at anticipated cost.
“In what continues to be a constantly challenging economic and financial environment, Quebecor’s net income grew 33.6% in the second quarter of 2009 to $76.8 million, or $1.19 per basic share,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Once again, the improved results are being driven by the Telecommunications segment, which significantly increased its operating income; Videotron registered customer growth for all its services for the 16th consecutive quarter. At the same time, Videotron is pushing ahead with its AWS project: it has reached roaming and tower-sharing agreements,

[1]	See “Operating income” under “Definitions.”

[2]	See “Adjusted income from continuing operations” under “Definitions.”

which will enable it to build out its network within budget, offer customers service of the highest quality across Canada and the United States, and limit the proliferation of towers in Québec. Meanwhile, in our News Media segment, the restructuring programs and other cost reduction initiatives launched in late 2008 have already generated estimated savings of $25.0 million in the first half of 2009. They are expected to yield still greater savings in the second half of the year.”
Table 1
Quebecor second quarter financial highlights, 2005-2009
(in millions of Canadian dollars, except per share data)

	2009	2008	2007	2006	2005

Revenues	$939.4	$942.3	$815.3	$739.9	$669.1
Operating income[1]	315.9	276.9	230.6	205.9	194.0
Income from continuing operations	76.8	57.5	50.1	17.6	60.8
Net income	76.8	57.5	43.4	13.7	56.2
Adjusted income from continuing operating activities[2]	56.3	41.5	37.7	30.4	16.9
Per share data:
Income from continuing operations	1.19	0.90	0.78	0.27	0.95
Net income	1.19	0.90	0.67	0.21	0.87
Adjusted income from continuing operating activities[2]	0.88	0.65	0.59	0.47	0.26

[1]	See “Operating income” under “Definitions.”

[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
Analysis of second quarter 2009 results
•	Quebecor’s revenues decreased $2.9 million (-0.3%) to $939.4 million.
•	Revenues increased in the following segments: Telecommunications (by $39.9 million or 8.9% of segment revenues) mainly because of customer growth for all services; Leisure and Entertainment ($4.5 million or 7.1%); and Broadcasting ($0.5 million or 0.5%).

•	Revenues decreased in News Media (by $49.5 million or -15.6%) almost entirely as a result of lower advertising revenues.
•	Operating income increased $39.0 million (14.1%) to $315.9 million, due primarily to an increase in the Telecommunications segment ($50.5 million or 27.7% of segment operating income) resulting mainly from customer growth. Operating income more than doubled in the Leisure and Entertainment segment, rising $2.7 million. Operating income decreased $18.1 million (-24.6%) in News Media.

The increase in operating income includes a $21.6 million favourable variance (including $16.7 million in the Telecommunications segment and $4.9 million in the Broadcasting segment) related to retroactive recognition in the second quarter of 2008 of a provision for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fees.

•	Quebecor’s net income totalled $76.8 million ($1.19 per basic share), compared with $57.5 million ($0.90 per basic share) in the same period of 2008, an increase of $19.3 million (33.6%).
•	The increase was mainly due to:
•	$39.0 million increase in operating income;

•	$17.1 million decrease in financial expenses.
Offset by:

•	recognition in the second quarter of 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets;

•	$13.5 million unfavourable variance in the gain on valuation and translation of financial instruments;

•	$7.5 million increase in non-controlling interest;

•	$5.5 million increase in amortization charge.
•	Adjusted income from continuing operating activities: $56.3 million in the second quarter of 2009 ($0.88 per basic share), compared with $41.5 million ($0.65 per basic share) in the same period of 2008, an increase of $14.8 million ($0.23 per basic share), or 35.7%.
Analysis of year-to-date results
•	Quebecor’s revenues increased $16.2 million (0.9%) to $1.84 billion.
•	Revenues increased in the following segments: Telecommunications (by $86.8 million or 9.9% of segment revenues), Leisure and Entertainment ($6.0 million or 4.8%), Broadcasting ($3.8 million or 1.7%) and Interactive Technologies and Communications ($2.3 million or 5.2%).

•	Revenues decreased in News Media (by $82.1 million or -13.8%).
•	Operating income increased $54.5 million (10.2%) to $588.1 million, due primarily to an increase in the Telecommunications segment ($77.5 million or 20.5% of segment operating income). Operating income decreased in News Media (by $34.4 million or -28.7%).

•	Quebecor’s year-to-date net income totalled $134.5 million ($2.09 per basic share) compared with $485.9 million ($7.56 per basic share) in the same period of 2008.
•	Favourable variances in the following items:
•	$54.5 million increase in operating income;

•	$30.1 million decrease in financial expenses;

•	$18.4 million decrease in income tax expense.
Outweighed by:
•	recognition in the first quarter of 2008 of income from discontinued operations in the amount of $383.3 million;

•	$29.5 million increase in non-controlling interest;

•	recognition in the first half of 2009 of $13.6 million non-cash charge for impairment of goodwill and intangible assets;

•	$13.1 million increase in amortization charge;

•	$13.0 million unfavourable variance in the gain on valuation and translation of financial instruments.
•	Adjusted income from continuing operating activities: $99.4 million in the first half of 2009 ($1.55 per basic share), compared with $76.1 million ($1.19 per basic share) in the same period of 2008, an increase of $23.3 million ($0.36 per basic share) or 30.6%.
Dividends
On August 5, 2009, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 15, 2009 to shareholders of record at the close of business on August 21, 2009. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.
Detailed financial information
For a detailed analysis of Quebecor’s results for the second quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at <http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx> or from the SEDAR filing service at <http://www.sedar.com>.
Conference call for investors and webcast
Quebecor will hold a conference call to discuss the second quarter 2009 results of Quebecor and Quebecor Media on August 6, 2009, at 10:30 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 77467#. A tape recording of the call will be available from August 6 to September 12, 2009 by dialling 1 877 293-8133, access code 895426#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/InvestorCenter/QIConferenceCall.aspx>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms, or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section in Quebecor’s Management Discussion and Analysis for the year ended December 31, 2008.
The forward-looking statements in this press release reflect Quebecor’s expectations as of August 6, 2009, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.
Information:

Jean-François Pruneau	Isabelle Dessureault
Vice President, Finance	Vice President, Public Affairs
514 380-4144	514 380-7501

DEFINITIONS
Operating income
In its analysis of operating results, the Company defines operating income or loss, as reconciled to net income under Canadian generally accepted accounting principles (“Canadian GAAP”), as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill and intangible assets, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures such as operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be identical to similarly titled measures reported by other companies.
Table 2 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Table 2
Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Six months ended
		June 30		June 30
	2009	2008	2009	2008

Operating income:
Telecommunications	$232.7	$182.2	$456.3	$378.8
News Media	55.6	73.7	85.3	119.7
Broadcasting	25.1	21.7	37.5	32.7
Leisure and Entertainment	4.8	2.1	5.6	0.5
Interactive Technologies and Communications	1.3	1.8	1.7	1.1
Head Office	(3.6)	(4.6)	1.7	0.8

	315.9	276.9	588.1	533.6
Amortization	(85.1)	(79.6)	(170.4)	(157.3)
Financial expenses	(63.0)	(80.1)	(122.9)	(153.0)
Gain on valuation and translation of financial instruments	12.1	25.6	26.2	39.2
Restructuring of operations and other special items	(0.8)	(0.7)	(4.2)	(2.3)
Impairment of goodwill and intangible assets	(13.6)	—	(13.6)	—
Income tax	(22.9)	(26.3)	(52.3)	(70.7)
Non-controlling interest	(65.8)	(58.3)	(116.4)	(86.9)
Income from discontinued operations	—	—	—	383.3

Net income	$76.8	$57.5	$134.5	$485.9

Adjusted income from continuing operating activities
The Company defines adjusted income from continuing operating activities, as reconciled to net income under Canadian GAAP, as net income before gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill and intangible assets, and the results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operating activities as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operating activities is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.
Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income measure used in the consolidated financial statements of Quebecor.

Table 3
Reconciliation of the adjusted income from continuing operating activities measure used in this report to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Six months ended
		June 30		June 30
	2009	2008	2009	2008

Adjusted income from continuing operating activities	$56.3	$41.5	$99.4	$76.1
Gain on valuation and translation of financial instruments	12.1	25.6	26.2	39.2
Restructuring of operations and other special items	(0.8)	(0.7)	(4.2)	(2.3)
Impairment of goodwill and intangible assets	(13.6)	—	(13.6)	—
Income tax related to adjustments[1]	27.7	0.7	35.2	(6.0)
Non-controlling interest related to adjustments	(4.9)	(9.6)	(8.5)	(4.4)
Income from discontinued operations	—	—	—	383.3

Net income	$76.8	$57.5	$134.5	$485.9

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, for statutory reasons or in connection with tax planning arrangements.
Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars, except for earnings per share data)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated)		(restated)

Revenues

Telecommunications	$487.4	$447.5	$964.9	$878.1
News Media	268.7	318.2	514.2	596.3
Broadcasting	111.5	111.0	221.3	217.5
Leisure and Entertainment	68.2	63.7	132.3	126.3
Interactive Technologies and Communications	23.6	23.4	46.3	44.0
Head Office and inter-segment	(20.0)	(21.5)	(43.4)	(42.8)

	939.4	942.3	1,835.6	1,819.4

Cost of sales and selling and administrative expenses	623.5	665.4	1,247.5	1,285.8
Amortization	85.1	79.6	170.4	157.3
Financial expenses	63.0	80.1	122.9	153.0
Gain on valuation and translation of financial instruments	(12.1)	(25.6)	(26.2)	(39.2)
Restructuring of operations and other special items	0.8	0.7	4.2	2.3
Impairment of goodwill and intangible assets	13.6	—	13.6	—

Income before income taxes and non-controlling interest	165.5	142.1	303.2	260.2

Income taxes:
Current	7.4	3.4	6.6	2.3
Future	15.5	22.9	45.7	68.4

	22.9	26.3	52.3	70.7

	142.6	115.8	250.9	189.5
Non-controlling interest	(65.8)	(58.3)	(116.4)	(86.9)

Income from continuing operations	76.8	57.5	134.5	102.6
Income from discontinued operations	—	—	—	383.3

Net income	$76.8	$57.5	$134.5	$485.9

Earnings per share
Basic
From continuing operations	$1.19	$0.90	$2.09	$1.60
From discontinued operations	—	—	—	5.96
Net income	1.19	0.90	2.09	7.56
Diluted
From continuing operations	$1.19	$0.89	$2.09	$1.59
From discontinued operations	—	—	—	5.96
Net income	1.19	0.89	2.09	7.55

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3
Weighted average number of diluted shares (in millions)	64.3	64.4	64.3	64.4

1

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated)		(restated)

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$232.7	$182.2	$456.3	$378.8
News Media	55.6	73.7	85.3	119.7
Broadcasting	25.1	21.7	37.5	32.7
Leisure and Entertainment	4.8	2.1	5.6	0.5
Interactive Technologies and Communications	1.3	1.8	1.7	1.1
Head Office	(3.6)	(4.6)	1.7	0.8

	$315.9	$276.9	$588.1	$533.6

Amortization
Telecommunications	$62.1	$56.7	$124.1	$112.7
News Media	15.2	16.5	29.9	31.9
Broadcasting	3.5	3.3	7.1	6.6
Leisure and Entertainment	2.4	1.9	4.8	3.7
Interactive Technologies and Communications	1.1	1.0	2.2	1.9
Head Office	0.8	0.2	2.3	0.5

	$85.1	$79.6	$170.4	$157.3

Additions to property, plant and equipment
Telecommunications	$102.1	$96.7	$203.9	$183.2
News Media	6.3	8.7	16.8	43.0
Broadcasting	3.5	3.8	8.5	5.6
Leisure and Entertainment	0.4	2.3	1.1	3.7
Interactive Technologies and Communications	1.4	0.9	2.2	1.4
Head Office	1.4	2.8	2.0	7.4

	$115.1	$115.2	$234.5	$244.3

Additions to intangible assets
Telecommunications	$24.6	$8.4	$45.0	$18.9
News Media	0.9	0.5	2.8	3.3
Broadcasting	2.5	1.1	2.9	1.8
Leisure and Entertainment	1.2	2.8	2.4	2.8

	$29.2	$12.8	$53.1	$26.8

Externally acquired intangible assets	$18.5	$2.8	$30.0	$9.5
Internally generated intangible assets	10.7	10.0	23.1	17.3

	$29.2	$12.8	$53.1	$26.8

2

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated)		(restated)

Net income	$76.8	$57.5	$134.5	$485.9

Other comprehensive income (loss), net of income taxes and non-controlling interest:
Unrealized (loss) gain on translation of net investments in foreign operations	(0.8)	(0.1)	(0.8)	1.2
Gain (loss) on valuation of derivative financial instruments	12.5	(31.9)	11.1	(22.1)
Reclassification to income of other comprehensive loss related to discontinued operations	—	—	—	326.5

	11.7	(32.0)	10.3	305.6

Comprehensive income	$88.5	$25.5	$144.8	$791.5

3

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)
(unaudited)

					Total
		Contributed	Retained	Accumulated other	shareholders’
	Capital stock	surplus	earnings	comprehensive loss	equity

Balance as of December 31, 2007, as previously reported	$346.6	$—	$391.5	$(321.8)	$416.3
Cumulative effect of changes in accounting policies	—	—	(1.3)	—	(1.3)

Balance as of December 31, 2007, as restated	346.6	—	390.2	(321.8)	415.0
Net income	—	—	485.9	—	485.9
Dividends	—	—	(6.4)	—	(6.4)
Other comprehensive income	—	—	—	305.6	305.6

Balance as of June 30, 2008, as restated	346.6	—	869.7	(16.2)	1,200.1
Net loss	—	—	(297.9)	—	(297.9)
Dividends	—	—	(6.5)	—	(6.5)
Other comprehensive loss	—	—	—	(11.3)	(11.3)

Balance as of December 31, 2008, as restated	346.6	—	565.3	(27.5)	884.4
Net income	—	—	134.5	—	134.5
Dividends	—	—	(6.4)	—	(6.4)
Related party transactions	—	4.8	—	—	4.8
Other comprehensive income	—	—	—	10.3	10.3

Balance as of June 30, 2009	$346.6	$4.8	$693.4	$(17.2)	$1,027.6

4

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
		(restated)		(restated)

Cash flows related to operations
Income from continuing operations	$76.8	$57.5	$134.5	$102.6
Adjustments for:
Amortization of property, plant and equipment	73.0	69.6	146.5	138.1
Amortization of intangible assets and other assets	12.1	10.0	23.9	19.2
Impairment of goodwill and intangible assets	13.6	—	13.6	—
Gain on valuation and translation of financial instruments	(12.1)	(25.6)	(26.2)	(39.2)
Amortization of financing costs and long-term debt discount	2.7	2.3	4.8	4.3
Future income taxes	15.5	22.9	45.7	68.4
Non-controlling interest	65.8	58.3	116.4	86.9
Other	(4.0)	1.7	(2.1)	2.1

	243.4	196.7	457.1	382.4
Net change in non-cash balances related to operations	(36.4)	(10.0)	(124.8)	(157.3)

Cash flows provided by continuing operations	207.0	186.7	332.3	225.1
Cash flows provided by discontinued operations	—	—	—	20.5

Cash flows provided by operations	207.0	186.7	332.3	245.6

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(1.5)	(52.2)	(2.5)	(138.5)
Business disposals, net of cash and cash equivalents	5.0	—	11.4	1.2
Additions to property, plant and equipment	(115.1)	(115.2)	(234.5)	(244.3)
Additions to intangible assets	(29.2)	(12.8)	(53.1)	(26.8)
Increase in cash and cash equivalents in trust	—	(218.0)	—	(218.0)
Other	0.3	0.8	1.0	(0.9)

Cash flows used in continuing investing activities	(140.5)	(397.4)	(277.7)	(627.3)
Cash flows used in discontinued investing activities and cash and cash equivalents of Quebecor World at the date of deconsolidation	—	—	—	(117.7)

Cash flows used in investing activities	(140.5)	(397.4)	(277.7)	(745.0)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(7.8)	(14.4)	11.7	23.1
Issuance of long-term debt, net of financing fees	—	449.3	325.5	449.8
Net repayments under revolving bank facilities	(16.3)	(208.1)	(221.9)	(54.8)
Repayments of long-term debt	(9.9)	(4.5)	(23.9)	(12.9)
Dividends	(6.4)	(6.4)	(6.4)	(6.4)
Dividends paid to non-controlling shareholders	(9.2)	(0.8)	(18.3)	(1.5)
Other	—	—	—	2.6

Cash flows (used in) provided by continuing financing activities	(49.6)	215.1	66.7	399.9
Cash flows provided by discontinued financing activities	—	—	—	37.3

Cash flows (used in) provided by financing activities	(49.6)	215.1	66.7	437.2

Net increase (decrease) in cash and cash equivalents	16.9	4.4	121.3	(62.2)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.3)	(0.2)	(0.4)	0.2
Cash and cash equivalents at beginning of period	114.3	0.3	10.0	66.5

Cash and cash equivalents at end of period	$130.9	$4.5	$130.9	$4.5

Cash and cash equivalents consist of
Cash	$38.2	$3.4	$38.2	$3.4
Cash equivalents	92.7	1.1	92.7	1.1

	$130.9	$4.5	$130.9	$4.5

Continuing operations
Cash interest payments	$92.7	$83.9	$151.2	$144.0
Cash income tax payments (net of refunds)	3.7	4.1	8.8	16.2

5

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(unaudited)

	June 30	December 31
	2009	2008
	(restated)

Assets

Current assets
Cash and cash equivalents	$130.9	$10.0
Cash and cash equivalents in trust	5.3	5.3
Accounts receivable	440.8	484.6
Income taxes	4.6	9.4
Inventories and programs, broadcast and distribution rights	165.2	189.3
Prepaid expenses	54.1	31.5
Future income taxes	54.2	115.2

	855.1	845.3

Property, plant and equipment	2,353.8	2,272.9
Intangible assets	1,008.6	985.9
Derivative financial instruments	194.8	317.9
Other assets	115.1	105.9
Future income taxes	8.9	12.3
Goodwill	3,506.8	3,516.7

	$8,043.1	$8,056.9

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$24.0	$12.3
Accounts payable and accrued charges	616.4	788.6
Deferred revenue	233.3	224.0
Income taxes	6.7	9.8
Current portion of long-term debt	137.1	42.3

	1,017.5	1,077.0

Long-term debt	4,159.5	4,407.1
Derivative financial instruments	199.3	117.3
Exchangeable debentures and other liabilities	118.7	117.0
Future income taxes	434.0	469.1
Non-controlling interest	1,086.5	985.0

Shareholders’ equity
Capital stock	346.6	346.6
Contributed surplus	4.8	—
Retained earnings	693.4	565.3
Accumulated other comprehensive loss	(17.2)	(27.5)

	1,027.6	884.4

	$8,043.1	$8,056.9

6

Supplementary Disclosure
Quarter / 6-Month Period
Ended June 30, 2009
For additional information, please contact
Jean-François Pruneau, Vice-president, Finance, at 514 380-4144
Investor.relations@Quebecor.com

QUEBECOR INC.
Supplementary Disclosure
June 30, 2009
Earnings per Share

	2nd Quarter		YTD
	2009	2008	2009	2008
Earnings per share (basic)	$1.19	$0.90	$2.09	$7.56

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments and restructuring of operations	$0.88	$0.65	$1.55	$1.19
Reconciliation of earnings per share

	2nd Quarter		YTD
	2009	2008	2009	2008

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments and restructuring of operations	$0.88	$0.65	$1.55	$1.19

Discontinued operations	—	—	—	5.96
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible items	0.14	0.08	0.11	0.07
Gain (loss) on valuation and translation of financial instruments	0.17	0.17	0.43	0.34

Total — Discontinued operations & other adjustments	0.31	0.25	0.54	6.37

Reported earnings per share (basic)	$1.19	$0.90	$2.09	$7.56

[1]	After taxes and non-controlling interest.

QUEBECOR INC.
Supplementary Disclosure
June 30, 2009
Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2010 (availability: $191.5)		$87.6
Other debts		40.2

		$127.8

Quebecor Media Inc.
Revolving credit facility due in 2011 (availability: $100)		—
Export financing due in 2015		$69.1
Term loan “A” due in 2011		80.7
Term loan “B” due in 2013		390.8
7 3/4% Senior Notes due in 2016		1,371.0

		1,911.6

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
6 7/8% Senior Notes due in 2014		763.5
6 3/8% Senior Notes due in 2015		202.9
9 1/8% Senior Notes due in 2018		819.8

		1,786.2

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		38.5
7 5/8% Senior Notes due in 2013		234.8

		273.3

Osprey Media Publishing Inc.
Revolving credit facility due in 2011 (availability: $65)		—
Term loan due in 2011		125.3

		125.3

TVA Group Inc. and its subsidiaries		83.0

Other debts		19.7

Total Quebecor Media Inc.		$4,199.1

TOTAL DEBT		$4,326.9

Exchangeable debentures — QI1		2.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) — QI2		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) — QMI[2]		24.3

Cash and cash equivalents:
Quebecor Inc.		5.3
Quebecor Media Inc.		130.9
Videotron Ltd.	$87.1
Sun Media Corporation	23.0
Osprey Media Publishing Inc.	3.3
Quebecor Media Parent	14.8
Other (subsidiaries not 100% owned)	2.6

		$136.2

[1]	Recorded at fair market value.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS
Supplementary Disclosure
June 30, 2009
Operating Results

	2009		2008
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Homes Passed (‘000)	2,563	2,552	2,543	2,532	2,520
Basic Subscribers (‘000)	1,733	1,729	1,716	1,692	1,660
Basic Penetration	67.6%	67.8%	67.5%	66.8%	65.9%
Extended Tier Subscribers (‘000)	1,510	1,503	1,484	1,451	1,416
Extended Tier Penetration	87.1%	86.9%	86.5%	85.8%	85.3%
Digital Set-Top Boxes (‘000)	1,317	1,271	1,210	1,121	1,053
Digital Subscribers (‘000)	990	963	927	877	831
Digital Penetration	57.1%	55.7%	54.0%	51.8%	50.1%
Cable Internet Subscribers (‘000)	1,110	1,089	1,064	1,031	989
Cable Internet Penetration	64.1%	63.0%	62.0%	61.0%	59.6%
Cable Telephony Subscribers (‘000)	935	891	852	798	743
Cable Telephony Penetration	54.0%	51.5%	49.7%	47.2%	44.8%
Wireless Lines (‘000)	73	68	63	59	55

	2nd Quarter			YTD
	2009	2008	VAR	2009	2008	VAR
(in millions)
Revenues	$487.4	$447.5	8.9%	$964.9	$878.1	9.9%
Cable Television	216.4	203.6	6.3%	428.1	398.8	7.3%
Internet	140.4	124.2	13.0%	277.3	244.2	13.6%
Telephony	86.1	69.9	23.2%	168.6	134.8	25.1%
Wireless Telephony	10.0	7.9	26.6%	19.1	14.8	29.1%
Business Solution	14.5	15.8	-8.2%	29.1	33.6	-13.4%
Other	20.0	26.1	-23.4%	42.7	51.9	-17.7%

EBITDA	$232.7	$182.2	27.7%	$456.3	$378.8	20.5%
EBITDA Margin (%)	47.7%	40.7%		47.3%	43.1%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$28.0	$32.5		$54.1	$57.9
Scalable Infrastructure	39.1	28.2		63.6	51.8
Line Extensions	10.9	13.5		22.0	25.8
Upgrade / Rebuild	22.7	14.0		44.4	22.3
Support Capital	16.4	16.8		46.3	43.5

Total — NCTA Classification	$117.1	$105.0	11.5%	$230.4	$201.3	14.5%
Other	9.6	0.1		18.5	0.8

Total	$126.7	$105.1	20.6%	$248.9	$202.1	23.2%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$41.64	$40.96		$41.29	$40.24
Total ARPU	$87.15	$81.59		$86.12	$79.99

NEWS MEDIA
Supplementary Disclosure
June 30, 2009
Operating Results

	2nd Quarter			YTD
	2009	2008	VAR	2009	2008	VAR

Linage (‘000)
Urban Dailies	37,274	43,954	-15.2%	71,330	84,049	-15.1%

(in millions)
Revenues	$268.7	$318.2	-15.6%	$514.2	$596.3	-13.8%
Advertising	204.5	251.2	-18.6%	386.8	464.5	-16.7%
Circulation	45.8	46.7	-1.9%	92.5	92.7	-0.2%
Other	18.4	20.3	-9.4%	34.9	39.1	-10.7%

Urban Dailies	$146.4	$171.0	-14.4%	$283.5	$325.8	-13.0%
Community Newspapers	112.5	139.5	-19.4%	212.8	258.2	-17.6%
Other	49.6	50.3	-1.4%	95.1	83.9	13.3%
Eliminations	(39.8)	(42.6)	n.m.	(77.2)	(71.6)	n.m.

EBITDA	$55.6	$73.7	-24.6%	$85.3	$119.7	-28.7%
EBITDA Margin (%)	20.7%	23.2%		16.6%	20.1%

Change in Newsprint Expense			-9.2%			-4.4%

QUEBECOR INC.
Supplementary Disclosure
June 30, 2009
Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.0%	99.9%

QUEBECOR INC.
Supplementary Disclosure
June 30, 2009
Note to Investors
Note to Investors
Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.
Detailed Financial Information
For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Non-GAAP Financial Measures
The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our second quarter of 2009 Management Discussion and Analysis under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	/s/ Claudine Tremblay
Claudine Tremblay
Vice-President and Secretary

Date: August 7, 2009